As filed with the Securities and Exchange Commission on January 31, 2006

Registration No. 333-129827

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Amendment No. 2

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CLARIENT, INC.

(Exact name of Registrant as specified in its charter)

Delaware	75-2649072
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

33171 Paseo Cerveza
San Juan Capistrano, California 92675
(888) 443-3310

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Stephen T.D. Dixon
Chief Financial Officer
Clarient, Inc.
33171 Paseo Cerveza
San Juan Capistrano, California 92675
(888) 443-3310

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
William A. Voxman
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007
(213) 485-1234

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION DATED January 31, 2006

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

17,250,000 SHARES

CLARIENT, INC.

COMMON STOCK

The stockholders of Clarient, Inc. listed in this prospectus are offering and selling up to 17,250,000 shares of common stock under this prospectus. These shares of common stock include the resale of:

•       15,000,000 shares of common stock issued pursuant to the Securities Purchase Agreement dated November 8, 2005 (the “Purchase Agreement”), and

•       2,250,000 shares of common stock issuable upon exercise of warrants issued pursuant to the Purchase Agreement.

Please see “Selling Stockholders” and “Plan of Distribution” for information about the selling stockholders and the manner of offering of the common stock.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol “CLRT”. The last reported sales price for our common stock on January 27, 2006 was $1.18 per share.

This investment involves a high degree of risk. You should invest only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January    , 2006.

You should rely only on the information included or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. This prospectus is not an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. You should assume that information in this prospectus or in any prospectus supplement is accurate as of the date on their respective covers. Neither the delivery of this prospectus, nor any sale made under this prospectus, will under any circumstances imply that the information in this prospectus and in any prospectus supplement is correct as of any date after the date on their respective covers. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

All references in this prospectus to “Clarient,” the “Company,” “our Company,” “we,” “us,” or “our” mean and include Clarient, Inc. and its subsidiaries.

ii

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, the industries in which we operate and other matters, as well as management’s beliefs and assumptions and other statements regarding matters that are not historical facts. These statements include, in particular, statements about our plans, strategies and prospects. For example, when we use words such as “projects,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “should,” “would,” “could,” “will,” “opportunity,” “potential” or “may,” variations of such words or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Our forward-looking statements are subject to risks and uncertainties. Factors that might cause actual results to differ materially, include, but are not limited to, the Company’s ability to obtain additional financing on acceptable terms or at all, the Company’s ability to continue to develop and expand its instrument systems business and its diagnostic laboratory services business, the Company’s ability to successfully move and consolidate the Company’s laboratory and other operations into one new facility, the performance and acceptance of the Company’s instrument systems in the market place, the Company’s ability to expand and maintain a successful sales and marketing organization, continuation of favorable third party payer reimbursement for tests performed using the Company’s system and for other diagnostic tests, unanticipated expenses or liabilities or other adverse events affecting cash flow, uncertainty of success in developing any new software applications, the Company’s ability to successfully sell instruments under its distribution and development agreement with DakoCytomation Denmark A/S, failure to obtain FDA clearance or approval for particular applications, the Company’s ability to compete with other technologies and with emerging competitors in cell imaging and dependence on third parties for collaboration in developing new tests and in distributing the Company’s systems and tests performed on the system, and those risks which are discussed in “Risk Factors” below. Many of these factors are beyond our ability to predict or control. In addition, as a result of these and other factors, our past financial performance should not be relied on as an indication of future performance. All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not occur.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this prospectus. Without limiting the generality of the foregoing, prospective investors should carefully consider the factors set forth under the caption “Risk Factors” on page 3.

OUR COMPANY

We are an advanced oncology diagnostics technology and services company. Our mission is to combine innovative technologies, meaningful test results and world class expertise to improve outcomes of patients suffering from cancer. Our Automated Cellular Imaging System (ACIS®)is a versatile automated microscope system that greatly improves the accuracy and reproducibility of digital cell imaging through its unique, patented technology. We also provide comprehensive laboratory services ranging from in-house pathology testing using the ACIS® to other cutting-edge diagnostic technologies that assist physicians in managing cancer. In addition, we develop ACIS®-based tools for academic and biopharmaceutical company researchers, allowing them to perform cellular-level analyses much faster and with improved accuracy. A number of the top clinical laboratories, hospitals, university medical centers and biopharmaceutical companies in the U.S. and Europe have adopted our technology.

The selling stockholders in this registration statement include subsidiaries of Safeguard Scientifics, Inc. which beneficially owns a majority of our outstanding shares of common stock. As the beneficial owner of a majority of our outstanding capital stock, Safeguard Scientifics, Inc. has significant influence in determining the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including election of directors, mergers, consolidations and any sale of all or substantially all of our assets.

A more detailed description of our business is contained in our Annual Report on Form 10-K, which we have incorporated by reference into this prospectus.

Our principal executive offices are located at 33171 Paseo Cerveza, San Juan Capistrano, California 92675 and our telephone number is (888) 443-3310.

RISK FACTORS

You should consider carefully the risks we describe below before buying any of our securities. You also should consider any risks contained in any filing with the SEC that is incorporated by reference into this registration statement.

RISKS RELATED TO OUR BUSINESS

We have limited experience in providing laboratory and other services, which may cause us to experience difficulties that could delay or prevent the development, introduction and marketing of these services.

We began providing the technical component of reference laboratory services in-house beginning in April 2004 and we began to provide additional, oncology-focused laboratory services that complement our image analysis and certified Access reference laboratory services in December 2004. The success and viability of these initiatives is dependent on a number of factors including:

•       our ability to develop and provide services that we have not previously provided;

•       adequate reimbursement;

•       medical efficacy as demonstrated by clinical studies and governmental clearances;

•       governmental clearances, governmental regulations and expansion of the menu of tests performed by ACIS® to bring greater economies of scale to our accounts operations; and

•       our ability to obtain timely approval of and renewal of requisite state and federal regulatory licenses.

We may not be successful in any of these areas, we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these services, and we may not adequately meet the demands of the marketplace or achieve market acceptance. Our inability to accomplish any of these endeavors may have a material adverse effect on our business, operating results, cash flows and financial condition.

Our instrument business is highly dependent on the efforts of our distribution partners and on increased market acceptance of the ACIS®, and it is uncertain whether the ACIS® will achieve that acceptance.

Increased market acceptance of the ACIS® depends on a number of variables, including, but not limited to, the following:

•       the ability of the ACIS® to perform as expected;

•       acceptance by patients, physicians, third party payors and laboratories of the ACIS® to run the tests performed using it;

•       our ability to develop a significant number of tests performed with the ACIS®;

•       our ability to implement our new diagnostic lab service initiative;

•       the amount of reimbursement by third party payors for a test performed using the ACIS®;

•       the effectiveness of marketing, distribution and pricing strategy;

•       availability of alternative and competing diagnostic products; and

•       scientific studies and other publicity concerning ACIS® or competitive products.

The future commercial success of our products will depend primarily on convincing research, reference and clinical laboratories to evaluate and offer these products as research tools for scientists and clinical investigators and as diagnostic products to physicians, laboratory professionals and other medical practitioner and convincing physicians, laboratory professionals and other medical practitioners to order tests for their patients involving our technologies. To accomplish this, we will need to convince oncologists, pathologists and other members of the medical and biotechnology communities of the benefits of our products. Additionally, if ongoing or future clinical trials result in unfavorable or inconsistent results, these products may not achieve market acceptance. Even if the efficacy of our future products and services are established, physicians may elect not to use them for a number of reasons. These reasons might include the training required for their use or unfavorable reimbursement from health care payors.

Finally, our instrument systems business may ultimately depend on the success of our distribution and development arrangement with DakoCytomation Denmark, A/S, a Danish company that provides system solutions for cancer diagnostics and cell analysis worldwide (“DAKO”), which we entered into in July 2005. If DAKO is not successful, the marketability of our products and services may be limited and our technology could become underfunded and obsolete relative to new, emerging technologies of companies that have greater financial resources.

We have a history of operating losses, and our future profitability is uncertain.

We have incurred operating losses in every year since inception, and our accumulated deficit as of September 30, 2005 was $117 million. Those operating losses are principally associated with the research and development of our ACIS® technology, the conducting of clinical trials, preparation of regulatory clearance filings, the development of our sales and marketing organization to commercialize the ACIS® and the capital investments we have made relating to our recently launched diagnostic services business. Although leasing and sales of the ACIS® have been encouraging since we began the commercial distribution of the ACIS® in late 1999 and we have recently begun to provide a wide array of laboratory services, we may not be able to achieve profitable operations at any time in the future.

Because our operating expenses are likely to increase in the near term, we will need to generate significant additional revenue to achieve profitability. We expect to continue to incur losses as a result of the expansion of the laboratory services, ongoing research and development and clinical trial expenses, as well as increased sales and marketing expenses. We are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and then maintain profitability, the market value of our common stock will decline.

We are in the process of relocating our business and will be required to make significant expenditures in connection therewith.

We recently relocated our diagnostic services laboratory to a new facility in Aliso Viejo, California. The lease for our corporate headquarters and manufacturing facility expires in February 2006, and we intend to move our corporate headquarters and manufacturing facility to the Aliso Viejo facility during the first quarter of 2006. The recent relocation of our diagnostic services laboratory and the move of our corporate headquarters and manufacturing facility to the Aliso Viejo facility could create risk of business interruption and will require substantial capital investment. There is no guarantee that we will be able to successfully complete this move to a new facility.

We may require additional financing for, among other things, planned expansion of our laboratory operations, capital expenditures and other costs, related to the move to a new facility and expenses associated with our anticipated increase in placements of our ACIS systems and it is uncertain whether such financing will be available on favorable terms, if at all.

We believe that our existing cash resources together with access to existing and anticipated financing sources will be sufficient to satisfy the cash needs of our existing operations through the end of 2006.

However, we may require additional debt or equity financing if we are unable to access one or more of these financing sources. In addition, we have expended and will continue to expend substantial funds for research and development, clinical trials and manufacturing and marketing of our system and expanding our offerings of bioanalytical services. We will also need additional capital if our new business initiatives are not successful or we fail to achieve the level of revenues from applications and our other services in the time frame contemplated by our business plan.

Our present and future funding requirements will also depend on certain other external factors, including, among other things:

•       the level of research and development investment required to maintain and improve our technology position;

•       costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•       our need or decision to acquire or license complementary technologies or acquire complementary businesses;

•       competing technological and market developments; and

•       changes in regulatory policies or laws that affect our operations.

We do not know whether additional financing will be available on commercially acceptable terms when needed. In addition, our existing financing agreements contain covenants that prevent us from incurring additional debt (subject to limited exceptions) and prevent us from granting certain liens, claims or encumbrances on our assets. As a result, we may need the consent of our existing lenders to obtain additional debt financing. If adequate funds are not available or are not available on commercially acceptable terms, we might be required to delay, scale back or eliminate our planned expansion of our laboratory facilities, some or all of our development activities, new business initiatives, clinical studies or regulatory activities or to license to third parties the right to commercialize products or technologies that we would otherwise seek to commercialize ourselves. If additional funds are raised through an equity or convertible debt financing, our stockholders may experience significant dilution.

Our strategy for the development and commercialization of the ACIS® platform contemplates collaborations with third parties, making us dependent on their success.

We have entered into and intend to continue to enter into corporate collaborations for the development of new applications, clinical collaborations with respect to tests using the ACIS® and strategic alliances for the distribution of the ACIS® and our other products, including products we may develop in the future. In July 2005, we entered into a distribution and development agreement with DAKO, which is exclusive in research and clinical markets and non-exclusive with respect to biotechnology and pharmaceutical companies (and their academic research partners). We therefore, depend upon the success of DAKO to distribute our ACIS®products and perform their responsibilities under our collaborative arrangements. We cannot assure you that we will be able to enter into additional arrangements that may be necessary in order to develop and commercialize our products, or that we will realize any of the contemplated benefits from existing or new arrangements.

We do not have the ability to independently conduct the clinical trials required to obtain regulatory clearances for our applications. We intend to rely on third-party expert clinical investigators and clinical research organizations to perform these functions. If we cannot locate and enter into favorable agreements with acceptable third parties, or if these third parties do not successfully carry out their contractual obligations, meet expected deadlines or follow regulatory requirements, including clinical laboratory, manufacturing and good clinical practice guidelines, then we may be the subject of an enforcement action by the FDA or other regulatory bodies, and may be unable to obtain clearances for our products or to commercialize them on a timely basis, if at all.

Our ability to engage in certain business transactions may be limited by the restrictive covenants of our debt financing agreements.

Our existing financing agreements with Comerica Bank-California and General Electric Capital Corporation contain financial covenants requiring us to meet financial ratios and financial condition tests, as well as covenants restricting our ability to:

•       incur additional debt;

•       pay dividends or make other distributions or payments on capital stock;

•       make investments;

•       incur or permit to exist liens;

•       enter into transactions with affiliates;

•       change business, legal name or state of incorporation;

•       guarantee the debt of other entities, including joint ventures;

•       merge or consolidate or otherwise combine with another company; and

•       transfer or sell our assets.

These covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities, including acquisitions. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. We believe that we are currently in compliance with the covenants in our financing agreements.

We have limited manufacturing experience and may encounter difficulties as we undertake to manufacture our system in increasing quantities.

We have limited commercial manufacturing experience and capabilities. We may encounter significant delays and incur significant unexpected costs in scaling-up our manufacturing operations. In addition, we may encounter delays and difficulties in hiring and training the workforce necessary to manufacture the ACIS® in the increasing quantities required for us to achieve profitability. The failure to scale-up manufacturing operations successfully, in a timely and cost-effective manner, could have a material adverse effect on our revenues and income. We believe that we have adequate manufacturing capacity to meet anticipated demand for 2005. However, in order to meet demand thereafter, we will have to expand our manufacturing processes and facilities or rely on third-party manufacturers. We might encounter difficulties in expanding our manufacturing processes and facilities or in developing relationships with third-party manufacturers. If we are unable to overcome these difficulties our ability to meet product demand could be impaired or delayed.

We may not successfully manage our growth, which may result in delays or unanticipated difficulties in implementing our business plan.

Our success will depend upon the expansion of our operations and the effective management of our growth. We expect to experience growth in the scope of our operations and services and the number of our employees. If we grow significantly, such growth will place a significant strain on management and on administrative, operational and financial resources. To manage any growth, we would need to expand our facilities, augment our operational, financial and management systems, internal controls and infrastructure and hire and train additional qualified personnel. Our future success is heavily dependent upon growth and acceptance of our future products and services. If we are unable to scale our business appropriately or otherwise adapt to anticipated growth and new product introduction, our business, operating results, cash flows and financial condition may be harmed.

The medical imaging technology market is characterized by rapid technological change, frequent new product introductions and evolving industry standards, and we may encounter difficulties keeping pace with changes in this market.

The introduction of diagnostic tests embodying new technologies and the emergence of new industry standards can render existing tests obsolete and unmarketable in short periods of time. We expect competitors to introduce new products and services and enhancements to existing products and services. The life cycles of tests using the ACIS®, and of the ACIS® itself, are difficult to estimate. Our future success will depend upon our ability to enhance our current tests, to develop new tests, and to enhance and continue to develop the hardware and software included in the ACIS®, in a manner that keeps pace with emerging industry standards and achieves market acceptance. Our inability to accomplish any of these endeavors will have a material adverse effect on our business, operating results, cash flows and financial condition.

We face substantial existing competition and potential new competition from others pursuing technologies for imaging systems.

We compete in a highly competitive industry. ACIS® was first released in 1997 for use in research as an imaging system for the detection of rare cellular events. The primary application was for the detection of cells which contained a marker used to distinguish possible cancerous cells in bone marrow. At that time, the most significant competition to the ACIS® for this application was use of manual microscopes and certain other cell-based techniques. These other techniques include polymerase chain reaction (PCR), a technique used in clinical labs to detect DNA sequences, and flow cytometry, a technique used to analyze biological material through the detection of the light-absorbing or fluorescing properties of cells. A natural progression for Clarient and the ACIS® was to penetrate the manually intensive slide-based cancer testing market, with an initial focus on the breast cancer market. Companies such as DAKO, Ventana and BioGenex have greater cancer-testing market share and stronger medical laboratory relationships than we do. They also have two of the critical system components needed to drive standardization—reagents and staining automation. In July 2005, we entered into a distribution and development agreement with DAKO relating to our ACIS system, which is exclusive in research and clinical markets and non-exclusive with respect to biotechnology and pharmaceutical companies (and their academic research partners). Other imaging companies such as TriPath and Applied Imaging are currently expanding into this market. Advancements in alternative cancer diagnostic tests and the development of new protein-based therapies will bring increased competition to this market segment, and such competition could adversely affect our operating results, cash flows and financial condition.

The clinical laboratory business is intensely competitive both in terms of price and service. This industry is dominated by several national independent laboratories, but includes many smaller niche and regional independent laboratories as well. Large commercial enterprises, including Quest and LabCorp, have substantially greater financial resources and may have larger research and development programs and more sales and marketing channels than we do, enabling them to potentially develop and market competing assays. These enterprises may also be able to achieve greater economies of scale or establish contracts with payor groups on more favorable terms. Smaller niche laboratories compete with us based on their reputation for offering a narrow test menu. Academic and regional institutions generally lack the advantages of the larger commercial laboratories but still compete with us on a limited basis. Pricing of laboratory testing services is one of the significant factors often used by health care providers in selecting a laboratory. As a result of the clinical laboratory industry undergoing significant consolidation, larger clinical laboratory providers are able to increase cost efficiencies afforded by large-scale automated testing. This consolidation results in greater price competition. We may be unable to increase cost efficiencies sufficiently, if at all, and as a result, our operating results, cash flows and our financial position could be negatively impacted by such price competition.

Competition in the pharmaceutical and biotechnology industries, and the medical devices and diagnostic products segments in particular, is intense and has been accentuated by the rapid pace of technological development. Our competitors in this area include large diagnostics and life sciences companies. Most of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing, sales and service resources than we do. Some of them also have more experience than we do in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales.

Because of their experience and greater research and development capabilities, our competitors might succeed in developing and commercializing technologies or products earlier and obtaining regulatory approvals and clearances from the FDA more rapidly than we can. Our competitors also might develop more effective technologies or products that are more predictive, more highly automated or more cost-effective, and that may render our technologies or products obsolete or non-competitive.

We rely significantly on third-party manufacturers who may fail to supply us with components necessary to our products and services on a timely basis.

We rely currently and intend to continue to rely significantly in the future on third-party manufacturers to produce all of the components used in our ACIS® device and for future instrument systems that we may develop. We are dependent on these third-party manufacturers to perform their obligations in a timely and effective manner and in compliance with FDA and other regulatory requirements.

To date, we have generally not experienced difficulties in obtaining components from our manufacturers and, in cases where a particular manufacturer was unable to provide us with a necessary component, we have been able to locate suitable secondary sources. However, if the suppliers we rely on in the manufacturing of our products were unable to supply us with necessary components and we were unable to locate acceptable secondary sources, we might be unable to satisfy product demand, which would negatively impact our business. In addition, if any of these components are no longer available in the marketplace, we will be forced to further develop our technologies to incorporate alternate components. If we incorporate new components or raw materials into our products we might need to seek and obtain additional approvals or clearances from the FDA or foreign regulatory agencies, which could delay the commercialization of these products.

Failure in our information technology systems could disrupt our operations.

Our success will depend, in part, on the continued and uninterrupted performance of our information technology systems. Information systems are used extensively in virtually all aspects of our business, including laboratory testing, billing, customer service, logistics and management of medical data. Our success depends, in part, on the continued and uninterrupted performance of our information technology, or IT, systems.

Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite reasonable security measures we have implemented, some of our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems, in part because we conduct business on the Internet and because some of these systems are located at third party web hosting providers and we cannot control the maintenance and operation of the data centers. Despite the precautions we have taken, unanticipated problems affecting our systems could cause interruptions in our information technology systems, leading to lost revenue, deterioration of customer confidence, or significant business disruption. Our business, financial condition, results of operations, or cash flows could be materially and adversely affected by any problem that interrupts or delays our operations.

If a catastrophe were to strike our facility, we would be unable to operate our business competitively.

We currently assemble, test and release our ACIS® device at our facility located in San Juan Capistrano, California and we provide diagnostic services from our laboratory facility in Irvine, California. We do not have alternative production plans in place or alternative facilities available at this time. If there are unforeseen shutdowns to our facility, we will be unable to satisfy customer orders on a timely basis.

Our facilities may be affected by catastrophes such as fires, earthquakes or sustained interruptions in electrical service. Earthquakes are of particular significance to us because all of our clinical laboratory facilities are located in Southern California, an earthquake-prone area. In the event our existing facilities or equipment are affected by man-made or natural disasters, we may be unable to process our customers’ samples in a timely manner and unable to operate our business in a commercially competitive manner.

Our ability to maintain our competitive position depends on our ability to attract and retain highly qualified managerial, technical and sales and marketing personnel.

We believe that our continued success depends to a significant extent upon the efforts and abilities of our executive officers and our scientific and technical personnel, including the following individuals:

•       Michael Cola, our Chairman;

•       Ronald A. Andrews, our President and Chief Executive Officer;

•       Heather Creran, our Executive Vice President and Chief Operating Officer—Diagnostic Services;

•       Ken Bloom, M.D., our Chief Medical Director;

•       Karen Garza, our Vice President of Marketing and Strategic Initiatives;

•       Jose de la Torre-Bueno, Ph.D., our Vice President and Chief Technology Officer;

•       David J. Daly, our Vice President of Sales; and

•       James Cureton, our Vice President of Instrument Systems.

We do not maintain key-person life insurance on any of our officers, scientific and technical personnel or other employees. The loss of any of our executive officers or senior managers could have a material adverse effect on our business, operating results, cash flows and financial condition.

On January 22, 2006, Stephen T.D. Dixon informed us that he would resign as Executive Vice President and Chief Financial Officer effective February 3, 2006 to pursue a new professional opportunity. We have engaged a professional search firm to begin recruitment of a new Chief Financial Officer.

Furthermore, our anticipated growth and expansion will require the addition of highly skilled technical, management, financial, sales and marketing personnel. In particular, we may encounter difficulties in attracting a sufficient number of qualified California licensed laboratory scientists. Competition for personnel is intense, and our failure to hire and retain talented personnel or the loss of one or more key employees could have a material adverse effect on our business. Many members of our current senior management group have been recruited and hired over the past 18 months. These individuals may not be able to fulfill their responsibilities adequately and may not remain with us.

The reimbursement rate for ACIS®-based services has changed significantly over the past several years and further changes may result in an adverse effect on our revenues and results of operations.

The majority of the sales of our products in the US and other markets will depend, in large part, on the availability of adequate reimbursement to users of these products from government insurance plans, including Medicare and Medicaid in the US, managed care organizations, private insurance plans and other third-party payors. The continued success of the ACIS® depends upon its ability to replace or augment existing procedures that are covered and otherwise eligible for payments and covered by the medical insurance industry.

The impact of the past years’ reimbursement changes to us was a reduction in our average revenue per system placement due to lower pricing that we began to offer to our customers in response to their reduced reimbursement rates. The net reduction of reimbursement for ACIS®-based procedures over the past several years has reduced revenue for current ACIS® customers, may result in sales allowances or cancellations of contracts by current customers and may negatively impact future placements of ACIS®.

We are not able to fully assess or predict the full impact of the changes in reimbursement levels on our business at this time, nor whether Medicare will review the medical necessity and appropriateness of amounts that have been paid in prior years, although it is likely that these further reductions in reimbursement levels will impact our pricing, profitability and the demand for testing.

Our net revenue will be diminished if payors do not adequately cover or reimburse our services.

There has been and will continue to be significant efforts by both federal and state agencies to reduce costs in government healthcare programs and otherwise implement government control of healthcare costs. In addition, increasing emphasis on managed care in the U.S. may continue to put pressure on the pricing of healthcare services. Uncertainty exists as to the coverage and reimbursement status of new assays. Third party payors, including governmental payors such as Medicare and private payors, are scrutinizing new medical products and services and may not cover or may limit coverage and the level of reimbursement for our services. Third party insurance coverage may not be available to patients for any of our existing assays or assays we discover and develop. However, a substantial portion of the testing for which we bill our hospital and laboratory clients is ultimately paid by third party payors. Any pricing pressure exerted by these third party payors on our customers may, in turn, be exerted by our customers on us. If government and other third party payors do not provide adequate coverage and reimbursement for our assays, our operating results, cash flows or financial condition may decline.

Managed care organizations are using capitated payment contracts in an attempt to shift payment risks which may negatively impact our operating margins.

Managed care providers typically contract with a limited number of clinical laboratories and then designate the laboratory or laboratories to be used for tests ordered by participating physicians. The majority of managed care testing is negotiated on a fee-for-service basis at a discount. Such discounts have historically resulted in price erosion and we expect that they will negatively impact our operating margins once we commence offering laboratory services to managed care organizations.

Third party billing is extremely complicated and will result in significant additional costs to us.

Billing for laboratory services is extremely complicated. We plan to provide testing services to a broad range of healthcare providers. We consider a “payor” as the party that pays for the test and a “customer” as the party who refers tests to us. Depending on the billing arrangement and applicable law, we will need to bill various payors, such as patients, insurance companies, Medicare, Medicaid, doctors and employer groups, all of which have different billing requirements. Additionally, our billing relationships require us to undertake internal audits to evaluate compliance with applicable laws and regulations as well as internal compliance policies and procedures. Insurance companies also impose routine external audits to evaluate payments made. This adds further complexity to the billing process.

Among many other factors complicating billing are:

•       pricing differences between our fee schedules and the reimbursement rates of the payors;

•       disputes with payors as to which party is responsible for payment; and

•       disparity in coverage and information requirements among various carriers.

We expect to incur significant additional costs as a result of our participation in the Medicare and Medicaid programs, as billing and reimbursement for clinical laboratory testing is subject to considerable and complex federal and state regulations. The additional costs we expect to incur include those related to: (1) complexity added to our billing processes; (2) training and education of our employees and customers; (3) implementing compliance procedures and oversight; (4) legal costs; and (5) costs associated with, among other factors, challenging coverage and payment denials and providing patients with information regarding claims processing and services, such as advanced beneficiary notices.

We may acquire other businesses, products or technologies in order to remain competitive in our market and our business could be adversely affected as a result of any of these future acquisitions.

We may make acquisitions of complementary businesses, products or technologies. If we identify any additional appropriate acquisition candidates, we may not be successful in negotiating acceptable terms of the acquisition, financing the acquisition, or integrating the acquired business, products or technologies into our existing business and operations. Further, completing an acquisition and integrating an acquired business will significantly divert management time and resources. The diversion of management attention and any difficulties encountered in the transition and integration process could harm our business. If we consummate any significant acquisitions using stock or other securities as consideration, our shareholders’ equity could be significantly diluted. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash. Acquisition financing may not be available on favorable terms, if at all. In addition, we may be required to amortize significant amounts of other intangible assets in connection with future acquisitions, which would harm our operating results, cash flows and financial condition.

RISKS RELATED TO LITIGATION AND INTELLECTUAL PROPERTY

Product liability claims could subject us to significant monetary damage.

The manufacture and sale of the ACIS® and similar products entails an inherent risk of product liability arising from an inaccurate, or allegedly inaccurate, test or diagnosis. We currently maintain numerous insurance policies, including a $2,000,000 general liability policy, a $5,000,000 technology based errors and omissions policy and a $10,000,000 umbrella liability policy (which excludes technology based errors and omissions). These policies have deductible ranges from $5,000 to $25,000 and contain customary exclusions (including certain exclusions for medical malpractice and asbestos). Although we have not experienced any material losses to date, we cannot assure you that we will be able to maintain or acquire adequate product liability insurance in the future. Any product liability claim against us could have a material adverse effect on our reputation and operating results, cash flows and financial condition.

Clinicians or patients using our products or services may sue us and our insurance may not sufficiently cover all claims brought against us, which will increase our expenses.

The development, marketing, sale and performance of healthcare services expose us to the risk of litigation, including professional negligence. Damages assessed in connection with, and the costs of defending, any legal action could be substantial. We currently maintain numerous insurance policies, including a $3,000,000 professional liability insurance policy ($2,000,000 per incident). This policy has a deductible of $10,000 and contains customary exclusions (including exclusions relating to asbestos and biological contaminants). However, we may be faced with litigation claims which exceed our insurance coverage or are not covered under any of our insurance policies. In addition, litigation could have a material adverse effect on our business if it impacts our existing and potential customer relationships, creates adverse public relations, diverts management resources from the operation of the business or hampers our ability to perform assays or otherwise conduct our business.

If we use biological and hazardous materials in a manner that causes injury, we could be liable for damages.

Our research and development activities sometimes involve the controlled use of potentially harmful biological materials, hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury to third parties from the use, storage, handling or disposal of these materials. We currently maintain numerous insurance policies, including a $2,000,000 general liability policy and a $10,000,000 umbrella liability policy (which excludes technology-based errors and omissions). These policies have deductible ranges from $5,000 to $25,000 and contain customary exclusions (including certain exclusions relating to asbestos and medical malpractice). However, in the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject on an ongoing basis to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations is significant and could negatively affect our operations, cash flows and financial condition if these costs increase substantially.

Any breakdown in the protection of our proprietary technology, or any determination that our proprietary technology infringes on the rights of others, could materially affect our business.

Our commercial success will depend in part on our ability to protect and maintain our proprietary technology and to obtain and enforce patents on our technology. We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. However, obtaining, defending and enforcing our patents and other intellectual property rights involve complex legal and factual questions. We cannot assure you that we will be able to obtain, defend or enforce our patent rights covering our technologies in the US or in foreign countries, or be able to effectively maintain our technologies as unpatented trade secrets or otherwise obtain meaningful protection for our proprietary technology. Moreover, we cannot assure you that third parties will not infringe, design around, or improve upon our proprietary technology or rights.

The healthcare industry has been the subject of extensive litigation regarding patents and other proprietary rights and if we are unable to protect our patents and proprietary rights, through litigation or otherwise, our reputation and competitiveness in the marketplace could be materially damaged.

We may initiate litigation to attempt to stop the infringement of our patent claims or to attempt to force an unauthorized user of our trade secrets to compensate us for the infringement or unauthorized use, patent and trade secret litigation is complex and often difficult and expensive, and would consume the time of our management and other significant resources. If the outcome of litigation is adverse to us, third parties may be able to use our technologies without payments to us. Moreover, some of our competitors may be better able to sustain the costs of litigation because they have substantially greater resources. Because of these factors relating to litigation, we may be unable to prevent misappropriation of our patent and other proprietary rights effectively.

If the use of our technologies conflicts with the intellectual property rights of third-parties, we may incur substantial liabilities and we may be unable to commercialize products based on these technologies in a profitable manner, if at all.

Our competitors or others may have or acquire patent rights that they could enforce against us. If they do so, we may be required to alter our technologies, pay licensing fees or cease activities. If our technologies conflict with patent rights of others, third parties could bring legal action against us or our licensees, suppliers, customers or collaborators, claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we might have to obtain a royalty or licensing arrangement in order to continue to manufacture or market the affected products. A required license or royalty under the related patent or other intellectual property may not be available on acceptable terms, if at all.

We may be unaware of issued patents that our technologies infringe. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, that may later result in issued patents upon which our technologies may infringe. There could also be existing patents of which we are unaware upon which our technologies may infringe. In addition, if third parties file patent applications or obtain patents claiming technology also claimed by us in pending applications, we may have to participate in interference proceedings in the US Patent and Trademark Office to determine priority of invention. If third parties file oppositions in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend the patentability of the filed foreign patent applications. We may have to participate in interference proceedings involving our issued patents or our pending applications.

If a third party claims that we infringe upon its proprietary rights, any of the following may occur:

•       we may become involved in time-consuming and expensive litigation, even if the claim is without merit;

•       we may become liable for substantial damages for past infringement, including possible treble damages for allegations of willful infringement, if a court decides that our technologies infringe upon a competitor’s patent;

•       a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents; and

•       we may have to redesign our product so that it does not infringe upon others’ patent rights, which may not be possible or could require substantial funds or time.

If any of these events occurs, our business, results of operation, cash flows and financial condition will suffer and the market price of our common stock will likely decline.

RISKS RELATED TO REGULATION OF OUR INDUSTRY

FDA regulations and those of other regulatory agencies can cause significant uncertainty, delay and expense in introducing new applications for the ACIS® and present a continuing risk to our ability to offer applications.

As a medical device, our ACIS® product is subject to extensive and frequently changing federal, state and local governmental regulation in the U.S. and in other countries. The U.S. Food and Drug Administration (FDA) as well as various other federal and state statutes and regulations, govern the development, testing, manufacture, labeling, storage, record keeping, distribution, sale, marketing, advertising and promotion and importing and exporting of medical devices. Failure to comply with applicable governmental requirements can result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution. In addition, changes in existing laws or regulations, or new laws or regulations, may delay or prevent us from marketing our products or cause us to reduce our pricing.

If we are not able to obtain all of the regulatory approvals and clearances required to commercialize our products, our business would be significantly harmed.

Regulatory clearance or approval of applications for the ACIS® or other products we may develop, including the related software, may be denied or may include significant limitations on the indicated uses for which it may be marketed. The FDA actively enforces the prohibition on marketing products that have not been approved or cleared and also imposes and enforces strict regulations regarding the validation and quality of manufacturing, which are enforced through periodic inspection of manufacturing facilities. Foreign countries have comparable regulations.

In most cases, the development and commercialization of additional diagnostic applications in the U.S. will require either pre-market notification, or 510(k) clearance, or pre-market approval (PMA) from the FDA prior to marketing. The 510(k) clearance pathway usually takes from two to twelve months from submission, but can take longer. The pre-market approval pathway is much more costly, lengthy, uncertain and generally takes from one to two years or longer from submission. We do not know whether we will be able to obtain the clearances or approvals required to commercialize these products.

Applications submitted for FDA clearance or approval will be subject to substantial restrictions, including, among other things, restrictions on the indications for which we may market these products, which could result in lower revenues. The marketing claims we will be permitted to make in labeling or advertising regarding our cancer diagnostic products, if cleared or approved by the FDA, will be limited to those specified in any clearance or approval. In addition, we are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA finds that we have failed to comply with these requirements, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions, including:

•       fines, injunctions and civil penalties;

•       recall or seizure of our products;

•       operating restrictions, partial suspension or total shutdown of production;

•       denial of requests for 510(k) clearances or pre-market approvals of product candidates;

•       withdrawal of 510(k) clearances or pre-market approvals already granted; and

•       criminal prosecution.

Any of these enforcement actions could affect our ability to commercially distribute our products in the US and may also harm our ability to conduct the clinical trials necessary to support the marketing, clearance or approval of additional applications.

We cannot predict the extent of future FDA regulation of our in-house diagnostic laboratory services.

Neither the FDA nor any other governmental agency currently fully regulates the new in-house diagnostic laboratory services that we may develop and market to physicians, laboratory professionals and other medical practitioners. These tests are commonly referred to as “home brews.” FDA maintains that it has the authority to regulate “home brews” under the Federal Food, Drug, and Cosmetic Act as medical devices, however, as a matter of enforcement discretion, has decided not to exercise its authority. FDA is currently assessing the feasibility of applying additional regulatory controls over in-house diagnostic laboratory testing. We cannot predict the extent of future FDA regulation and there can be no assurance that the FDA will not require in-house diagnostic laboratory testing to receive premarketing clearance, or premarket approval prior to marketing. Additional FDA regulatory controls over our in-house diagnostic laboratory services could add substantial additional costs to our operations, and may delay or prevent our ability to commercially distribute our services in the U.S.

Our medical devices, facilities and products are subject to significant quality control oversight and regulations, and our failure to comply with these could result in penalties or enforcement proceedings.

Manufacturers of medical devices are subject to federal and state regulation regarding validation and the quality of manufacturing facilities, including FDA’s Quality System Regulation, or QSR, which covers the design, testing production processes, controls, quality assurance, labeling, packaging, storing and shipping of medical devices. Our failure to comply with these quality system regulations could result in civil or criminal penalties or enforcement proceedings, including the recall of a product or a “cease distribution” order requiring us to stop placing our products in service or selling, any one of which could materially adversely affect our business, results of operations and financial condition. Similar results would occur if we were to violate foreign regulations.

Our operations are subject to strict laws prohibiting fraudulent billing and other abuse, and our failure to comply with such laws could result in substantial penalties.

Of particular importance to our operations are federal and state laws prohibiting fraudulent billing and providing for the recovery of non-fraudulent overpayments, as a large number of laboratories have been forced by the federal and state governments, as well as by private payors, to enter into substantial settlements under these laws. In particular, if an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the federal False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. Submitting a claim with reckless disregard or deliberate ignorance of its truth or falsity could result in substantial civil liability. A trend affecting the healthcare industry is the increased use of the federal False Claims Act and, in particular, actions under the False Claims Act’s “whistleblower” or “qui tam” provisions. Those provisions allow a private individual to bring actions on behalf of the government alleging that the defendant has submitted a fraudulent claim for payment to the federal government. The government must decide whether to intervene in the lawsuit and to become the primary prosecutor. If it declines to do so, the individual may choose to pursue the case alone, although the government must be kept apprised of the progress of the lawsuit. Whether or not the federal government intervenes in the case, it will receive the majority of any recovery. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted laws modeled after the federal False Claims Act.

Government investigations of clinical laboratories have been ongoing for a number of years and are expected to continue in the future. Written “corporate compliance” programs to actively monitor compliance with fraud laws and other regulatory requirements are recommended by the Department of Health and Human Services’ Office of the Inspector General and we have a program following the guidelines in place.

Our laboratory services are subject to extensive federal and state regulation, and our failure to comply with such regulations could result in penalties or suspension of Medicare payments and/or loss of our licenses, certificates or accreditation.

The clinical laboratory testing industry is subject to extensive regulation, and many of these statutes and regulations have not been interpreted by the courts. The Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) established quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test was performed. Laboratories covered under CLIA are those which perform laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention, treatment of disease and other factors. The Centers for Medicare and Medicaid Services is charged with the implementation of CLIA, including registration, surveys, enforcement and approvals of the use of private accreditation agencies. For certification under CLIA, laboratories such as ours must meet various requirements, including requirements relating to quality assurance, quality control and personnel standards. Since we will be performing patient testing from all states, our laboratory will also be subject to strict regulation by California, New York and various other states. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls or require maintenance of certain records, and we will be required to obtain state regulatory licenses to offer the professional and technical components of laboratory services. If we are unable to secure our state regulatory license in a timely manner, our plans to expand into laboratory services could be compromised. We will also seek to be accredited by the College of American Pathologists, a private accrediting agency, and therefore will be subject to their requirements and evaluation. Our failure to comply with CLIA, state or other applicable requirements could result in various penalties, including restrictions on tests which the laboratory may perform, substantial civil monetary penalties, imposition of specific corrective action plans, suspension of Medicare payments and/or loss of licensure, certification or accreditation. Such penalties could result in our being unable to continue performing laboratory testing. Compliance with such standards is verified by periodic inspections and requires participation in proficiency testing programs.

We are subject to significant environmental, health and safety regulation.

We are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials as well as to the safety and health of laboratory employees. In addition, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens. In addition, the federally-enacted Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace.

We are subject to federal and state laws governing the financial relationship among healthcare providers, including Medicare and Medicaid laws, and our failure to comply with these laws could result in significant penalties and other adverse consequences.

Existing federal laws governing Medicare and Medicaid and other similar state laws impose a variety of broadly described restrictions on financial relationships among healthcare providers, including clinical laboratories. These laws include the federal anti-kickback law which prohibits individuals or entities, including clinical laboratories, from, among other things, making any payments or furnishing other benefits intended to induce or influence the referral of patients for tests billed to Medicare, Medicaid or certain other federally funded programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act (discussed above). In addition, many states have adopted laws similar to the federal anti-kickback law. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs. Many of the federal and state anti-fraud statutes and regulations, including their application to joint ventures and collaborative agreements, are vague or indefinite and have not been interpreted by the courts.

In addition, these laws also include self-referral prohibitions which prevent us from accepting referrals from physicians who have non-exempt ownership or compensation relationships with us as well as anti-markup and direct billing rules that may apply to our relationships with our customers. Specifically, the federal anti-”self-referral” law, commonly known as the “Stark” law, prohibits, with certain exceptions, Medicare payments for laboratory tests referred by physicians who have, personally or through a family member, an investment interest in, or a compensation arrangement with, the testing laboratory. A person who engages in a scheme to circumvent the Stark Law’s prohibitions may be fined up to $100,000 for each such arrangement or scheme. In addition, anyone who presents or causes to be presented a claim to the Medicare program in violation of the Stark Law is subject to monetary penalties of up to $15,000 per claim submitted, an assessment of several times the amount claimed, and possible exclusion from participation in federal healthcare programs. In addition, claims submitted in violation of the Stark Law may be alleged to be subject to liability under the federal False Claims Act and its whistleblower provisions.

Several states in which we operate have enacted legislation that prohibits physician self-referral arrangements and/or requires physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Some of these statutes cover all patients and are not limited to Medicare or Medicaid beneficiaries. Possible sanctions for violating state physician self-referral laws vary, but may include loss of license and civil and criminal sanctions. State laws vary from jurisdiction to jurisdiction and, in a few states, are more restrictive than the federal Stark Law. Some states have indicated they will interpret their own self-referral statutes the same way that the U.S. Centers for Medicare and Medicaid Services (“CMS”) interprets the Stark Law, but it is possible the states will interpret their own laws differently in the future. The laws of many states prohibit physicians from sharing professional fees with non-physicians and prohibit non-physician entities, such as us, from practicing medicine and from employing physicians to practice medicine.

If we do not comply with existing or additional regulations, or if we incur penalties, it could increase our expenses, prevent us from increasing net revenue, or hinder our ability to conduct our business. In addition, changes in existing regulations or new regulations may delay or prevent us from marketing our products or cause us to reduce our pricing.

Our business is subject to stringent laws and regulations governing the confidentiality of medical information, and our failure to comply could subject us to criminal penalties and civil sanctions.

The use and disclosure of patient medical information is subject to substantial regulation by federal, state, and foreign governments. For example, the Health Insurance Portability and Accountability Act of 1996, known as HIPAA, was enacted among other things, to establish uniform standards governing the conduct of certain electronic health care transactions and to protect the security and privacy of individually identifiable health information maintained or transmitted by health care providers, health plans and health care clearinghouses. We are currently required to comply with two standards under HIPAA. We must comply with the Standards for Electronic Transactions, which establish standards for common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures; unique identifiers for providers, employers, health plans and individuals; security; privacy; and enforcement. We were required to comply with these Standards by October 16, 2003. We also must comply with the Standards for Privacy of Individually Identifiable Information, which restrict our use and disclosure of certain individually identifiable health information. We were required to comply with the Privacy Standards by April 14, 2003. We are also required to implement certain security measures to safeguard certain electronic health information. In addition, CMS recently published a final rule, which will require us to adopt a Unique Health Identifier for use in filing and processing health care claims and other transactions by May 23, 2007. While the government intended this legislation to reduce administrative expenses and burdens for the health care industry, our compliance with this law may entail significant and costly changes for us. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

The Standards for Privacy of Individually Identifiable Information establish a “floor” and do not supersede state laws that are more stringent. Therefore, we are required to comply with both federal privacy regulations and varying state privacy laws. In addition, for health care data transfers from other countries relating to citizens of those countries, we must comply with the laws of those other countries.

RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK

We have never paid cash dividends on our common stock and do not anticipate paying dividends on our common stock, which may cause you to rely on capital appreciation for a return on your investment.

We currently intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on their investment in our common stock.

If we raise additional funds you may suffer dilution or subordination and we may grant rights in our technology or products to third parties.

If we raise additional funds by issuing equity securities, further dilution to our stockholders could result, and new investors could have rights superior to those of holders of the shares of our common stock. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay or may be unable to continue to develop our products.

Our stock price is likely to continue to be volatile, which could result in substantial losses for investors.

The market price of our common stock has in the past been, and in the future is likely to be, highly volatile. These fluctuations could result in substantial losses for investors. Our stock price may fluctuate for a number of reasons including:

•       media reports and publications and announcements about cancer or diagnostic products or treatments or new innovations;

•       developments in or disputes regarding patent or other proprietary rights;

•       announcements regarding clinical trials or other technological or competitive developments by us and our competitors

•       loss of a significant customer or group purchasing organization contract;

•       the hiring and retention of key personnel;

•       announcements concerning our competitors or the biotechnology industry in general;

•       regulatory developments regarding us or our competitors;

•       changes in reimbursement policies concerning our products or competitors’ products;

•       changes in the current structure of the healthcare financing and payment systems;

•       stock market price and volume fluctuations, which have particularly affected the market prices for medical products and high technology companies and which have often been unrelated to the operating performance of such companies; and

•       general economic, political and market conditions.

In addition, stock markets have from time to time experienced extreme price and volume fluctuations. The market prices for medical device and laboratory service affected by these market fluctuations and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of our common stock.

Securities class action litigation is often brought against a company after a period of volatility in the market price of its stock. This type of litigation could be brought against us in the future, which could result in substantial expense and damage awards and divert management’s attention from running our business.

With the advent of the Internet, new avenues have been created for the dissemination of information. We do not have control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in our best interest or in the interest of our shareholders. This, in addition to other forms of investment information, including newsletters and research publications, could result in a significant decline in the market price of our common stock.

Future sales of shares by existing stockholders could result in a decline in the market price of the stock.

Some of our current stockholders hold a substantial number of shares which they are currently able to sell in the public market, or which they will be able to sell under this prospectus, and our employees hold options to purchase a significant number of shares and/or have been issued shares of restricted stock that are covered by registration statements on Form S-8. If our common stockholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. Safeguard Scientifics, Inc., which owns a majority of our outstanding common stock, has rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Furthermore, if we were to include in a Company-initiated registration statement shares held by Safeguard pursuant to the exercise of its registrations rights, the sale of those shares could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

We are controlled by a single existing stockholder, whose interests may differ from other stockholders’ interests and may adversely affect the trading price of our common stock.

Safeguard Scientifics, Inc. beneficially owns a majority of the outstanding shares of our common stock. Prior to the new financing, Safeguard Scientifics, Inc. beneficially owned approximately 57% of our common stock. Safeguard Scientifics, Inc. currently beneficially owns 58.5% of our common stock. In the event Safeguard Scientifics, Inc. were to sell all of the shares covered by the registration statement of which this prospectus is a part, Safeguard Scientifics, Inc.’s beneficial ownership would be reduced to approximately 43.6%. As a result, Safeguard Scientifics, Inc. will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. In addition, Safeguard Scientifics, Inc. will have the ability to elect all of our directors and they could, as a result, dictate the management of our business and affairs. The interests of this stockholder may differ from other stockholders’ interests. In addition, this concentration of ownership may delay, prevent, or deter a change in control and could deprive other stockholders of an opportunity to receive a premium for their common stock as part of a sale of our business. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders.

We have adopted a stockholder rights plan and other arrangements which could inhibit a change in control and prevent a stockholder from receiving a favorable price for his or her shares.

Our board of directors has adopted a stockholders’ rights plan providing for discounted purchase rights to its stockholders upon specified acquisitions of our common stock. The exercise of these rights is intended to inhibit specific changes of control of our company.

In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by our board of directors. These provisions and others could make it difficult for a third party to acquire us, or for members of our board of directors to be replaced, even if doing so would be beneficial to our stockholders. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace the current management team. If a change of control or change in management is delayed or prevented, you may lose an opportunity to realize a premium on your shares of common stock or the market price of our common stock could decline.

Our shares of common stock currently trade on the NASDAQ SmallCap Market which results in a number of legal and other consequences that may negatively affect our business and the liquidity and price of our common stock.

Effective August 15, 2003, a Nasdaq Qualifications Panel terminated our Nasdaq National Market Listing and transferred our securities to the Nasdaq SmallCap Market. With our securities listed on the Nasdaq SmallCap Market, we face a variety of legal and other consequences that may negatively affect our business including, without limitation, the following:

•       future issuances of our securities may require time-consuming and costly registration statements and qualifications because state securities law exemptions available to us are more limited;

•       securities analysts may decrease or cease coverage of Clarient; and

•       we may lose current or potential investors.

In addition, we are required to satisfy various listing maintenance standards for our common stock to be quoted on the Nasdaq SmallCap Market. If we fail to meet such standards, our common stock would likely be delisted from the Nasdaq SmallCap Market and trade on the over-the-counter bulletin board, commonly referred to as the “pink sheets.” This alternative is generally considered to be a less efficient market and would seriously impair the liquidity of our common stock and limit our potential to raise future capital through the sale of our common stock, which could materially harm our business, results of operations, cash flows and financial position.

Recently enacted and proposed changes in securities laws and regulations will increase our costs.

The Sarbanes-Oxley Act of 2002 along with other recent and proposed rules from the Securities and Exchange Commission and Nasdaq require changes in our corporate governance, public disclosure and compliance practices. Many of these new requirements will increase our legal and financial compliance costs, and make some corporate actions more difficult, such as proposing new or amendments to stock option plans, which now require shareholder approval. These developments could make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments also could make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on our audit committee.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of the common stock by the selling stockholders. However, 2,250,000 shares of common stock offered by this prospectus are issuable in the future upon the exercise of the common stock purchase warrants issued in connection with the new financing. These warrants may be exercised for cash or on a cashless exercise basis. If all of these warrants are exercised for cash, we would receive aggregate gross proceeds of approximately $3,037,500. We received net proceeds of approximately $14,650,000 from the new financing. We expect to use these proceeds and proceeds, if any, from exercise of the warrants, for working capital and general corporate purposes, including to fund the planned expansion of our laboratory service operations, capital expenditures related to the build-out of our new facility (and expenses we will incur in moving our existing operations to that facility) and expenses associated with an anticipated increase in placement of our ACIS®  system through our distribution arrangement with DAKO Cytomation.

SELLING STOCKHOLDERS

On November 8, 2005 we entered into a securities purchase agreement with a limited number of accredited investors pursuant to which we agreed to issue and the investors agreed to purchase 15,000,000 shares of common stock, together with warrants to purchase an additional 2,250,000 shares of common stock at an exercise price of $1.35 per share, for an aggregate purchase price of $15,000,000. We sometimes refer to this financing as the “new financing.” The net proceeds to us from the new financing, after deducting expenses of the new financing including placement agent fees, were approximately $14,650,000. We expect to use the proceeds from the new financing for working capital and general corporate purposes, including to fund the planned expansion of our laboratory service operations, capital expenditures related to the build-out of our new facility (and expenses we will incur in moving our existing operations to that facility) and expenses associated with an anticipated increase in placement of our ACIS system through our distribution arrangement with DAKO Cytomation. The securities issued in the new financing were issued to a limited number of accredited investors in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, and may not be resold absent registration under the Securities Act or an exemption therefrom. Additionally, prior to issuance, each selling stockholder represented that they did not have any oral and/or written agreements with any member of the NASD or person associated with a member of the NASD concerning the disposition of the securities covered under this registration statement.

In order to comply with applicable NASD Marketplace Rules, we structured the new financing so that a portion of the common stock and warrants to be issued in the new financing (8,900,000 shares of common stock and warrants to purchase 1,335,000 shares of common stock for aggregate gross proceeds of $8,900,000) were issued at an initial closing that occurred on November 9, 2005. The remaining shares and warrants were issued at a subsequent closing which occurred on December 14, 2005 (which was 21 days following our mailing of an information statement to our stockholders disclosing that we obtained stockholder approval for the issuance of such shares and warrants at the subsequent closing).

The warrants issued in the new financing are exercisable until the fourth anniversary of the date they are issued. The initial exercise price per share of common stock under the warrants is $1.35. The exercise price of the warrants and the number of shares of common stock for which the warrants are exercisable is subject to proportionate adjustment in the event we make common stock dividends or distributions, consummate a stock split or reverse stock split or issue shares in a reclassification of our common stock.

In connection with the new financing, we entered into a registration rights agreement with the purchasers. Under the terms of the registration rights agreement, we agreed to file the registration statement of which this prospectus is a part with the Securities and Exchange Commission to cover resales of the shares of common stock issued in the new financing and of the shares of common stock underlying the warrants issued in the new financing and to use our best efforts to cause that registration statement to become effective as promptly as practicable.

The following table sets forth information with respect to each selling stockholder’s ownership of our common stock as of January 27, 2006 as adjusted to reflect the resale of all the common stock that may be offered by this prospectus. The selling stockholders, including their transferees, pledgees or donees and their successors, may from time to time, offer all, some or none of their shares of common stock listed in the following table. Information concerning these selling stockholders or their successors as a result of transfers or pledges will be updated from time to time in one or more prospectus supplements to the extent required. The number of shares in the column labeled “Shares of Common Stock Being Offered by This Prospectus” represents all the shares that each selling stockholder will be permitted to offer under this prospectus. The table assumes that the selling stockholders exercise all warrants acquired by them in the new financing, sell all the shares of common stock offered by this prospectus and sell none of the other shares of common stock owned by the selling stockholders, if any. We are unable to determine the exact number of shares that actually will be resold. See “Plan of Distribution.” Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the shares. Other than Safeguard Delaware, Inc., which, together with its affiliates, owns a majority of our outstanding common stock, none of the selling stockholders have had a material relationship with us or any of our affiliates during the past three years. See “Plan of Distribution”.

Each selling stockholder’s percentage ownership in the following table is based on 69,166,853 shares of common stock expected to be outstanding assuming all warrants issued in the new financing are exercised.

	Number of Shares of Common Stock Beneficially Owned		Number of Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After the Offering(2)
Selling Stockholder	Prior to this Offering(1)		by this Prospectus	Number		Percentage
LibertyView Funds, LP	1,150,000	(3)	1,150,000	0		*
Capital Ventures International	690,000	(4)	690,000	0		*
Nite Capital LP	575,000	(5)	575,000	0		*
Bushido Capital Master Fund L.P.	345,000	(6)	345,000	0		*
Gamma Opportunity Capital Partners, LP	360,000	(7)	345,000	15,000		*
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	1,725,000	(8)	1,725,000	0
Clarion Capital Corp.	575,000	(9)	575,000	0		*
Restated Declaration of Morton A. Cohen, dated May 9, 2005	115,000	(10)	115,000	0		*
Smithfield Fiduciary LLC	922,084	(11)	345,000	577,084		*
The Tail Wind Fund Ltd.	460,000	(12)	460,000	0		*
Safeguard Delaware, Inc.	40,487,929	(13)	10,350,000	30,137,929	(14)	43.6%
Castle Creek Technology Partners LLC	230,000	(15)	230,000	0		*
Crescent International Ltd.	345,000	(16)	345,000	0		*

*                    Represents less than 1.0% of the outstanding common stock.

(1)          Includes shares of common stock issued and outstanding as of the date of this prospectus and shares of common stock issuable upon exercise of warrants issued in the new financing.

(2)          Assumes all warrants issued and to be issued in the new financing are exercised and that each Selling Stockholder sells all the common stock being offered by this prospectus and acquires no additional shares of common stock before the completion of this offering.

(3)          Includes 1,000,000 shares of common stock and 150,000 shares issuable upon exercise of warrants. Richard Meckler exercises voting and investment control over these securities, in his capacity as a Managing Director of Neuberger Berman, LLC, authorized representative of Neuberger Berman, Inc., the sole managing member of Neuberger Berman Asset Management, LLC, the General Partner of LibertyView Funds, LP.

(4)          Includes 600,000 shares of common stock and 150,000 shares issuable upon exercise of warrants. Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owners of these shares.

(5)          Includes 500,000 shares of common stock and 75,000 shares issuable upon exercise of warrants. Keith Goodman is the manager of the general partner of Nite Capital LP and exercises voting and investment control over these securities. Mr. Goodman disclaims beneficial ownership of such shares.

(6)          Includes 300,000 shares of common stock and 45,000 shares issuable upon exercise of warrants. Louis Rabman is the President of Bushido Capital Partners Ltd. and exercises voting and investment control over these securities. Mr. Rabman disclaims beneficial ownership of such shares.

(7)          Includes 300,000 shares of common stock and 60,000 shares issuable upon exercise of warrants. Jonathan P. Knight is the President of Gamma Opportunity Capital Partners, LP, and he and Christopher Rossman exercise joint voting and investment control over these securities. Messrs. Knight and Rossman disclaim beneficial ownership of such shares.

(8)          Includes 1,500,000 shares of common stock and 225,000 shares issuable upon exercise of warrants. Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(9)          Includes 500,000 shares of common stock and 75,000 shares issuable upon exercise of warrants. Morton A. Cohen is the Chief Executive Officer of Clarion Capital Corp. and exercises voting and investment control over these securities.

(10)   Includes 100,000 shares of common stock and 15,000 shares issuable upon exercise of warrants. Morton A. Cohen exercises voting and investment control over these securities.

(11)   Includes 652,084 shares of common stock and 270,000 shares issuable upon exercise of warrants. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(12)   Includes 400,000 shares of common stock and 60,000 shares issuable upon exercise of warrants. Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain (“TWAM”), is the investment manager for The Tail Wind Fund Ltd., and David Crook is the CEO and controlling shareholder of TWAM. Each of TWAM and David Crook expressly disclaims any equitable or beneficial ownership of the shares being registered hereunder and held by The Tail Wind Fund Ltd.

(13)   Includes 37,049,208 shares beneficially owned by Safeguard Delaware, Inc., a wholly-owned subsidiary of Safeguard Scientifics, Inc. (“SDI”), and 3,438,721 shares beneficially owned by Safeguard Scientifics (Delaware), Inc., a wholly-owned subsidiary of Safeguard Scientifics, Inc. (“SSDI”). Safeguard Scientifics, Inc. and each of SDI and SSDI have reported that Safeguard, together with each of SDI and SSDI, respectively, have both shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSDI, respectively, because Safeguard is the sole stockholder of each of SDI and SSDI. Included in the 37,049,208 shares beneficially owned by SDI are 2,328,650 currently exercisable warrants. No person or entity owns more than 5% of the outstanding shares of Safeguard Scientifics, Inc. Members of the Board of Directors of SDI and SSDI are executive officers of Safeguard Scientifics, Inc. Such executive officers may be deemed to share voting and investment power with respect to the shares held by SDI and SSDI, respectively.

(14)   Includes 26,699,208 shares beneficially owned by SDI, and 3,438,721 shares beneficially owned by SSDI. Safeguard Scientifics, Inc. and each of SDI and SSDI have reported that Safeguard, together with each of SDI and SSDI, respectively, have both shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSDI, respectively, because Safeguard is the sole stockholder of each of SDI and SSDI. Included in the 26,699,208 shares beneficially owned by SDI are 978,650 currently exercisable warrants.

(15)   Includes 200,000 shares of common stock and 30,000 shares issuable upon exercise of warrants. As investment manager under a management agreement, Castle Creek Partners, LLC may exercise dispositive and voting power with respect to the shares owned by Castle Creek Technology Partners LLC. Castle Creek Partners, LLC disclaims beneficial ownership of such shares. Daniel Asher is the managing member of Castle Creek Partners, LLC. Mr. Asher disclaims beneficial ownership of the shares owned by Castle Creek Technology Partners LLC.

(16)   Includes 300,000 shares of common stock and 45,000 shares issuable upon exercise of warrants. Me1 Craw, Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the shares owned by Crescent International Ltd. Messrs. Craw, Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of such shares.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, assignees or successors-in-interest in receipt of shares of Common Stock as a result of a gift, partnership distribution, or other non-sale-related transfer, may, from time to time and in one or more transactions, offer shares for sale pursuant to this Prospectus. Subject to compliance with applicable law, the Selling Stockholders may use any one or more of the following methods when selling shares:

•       ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•       block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•       purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•       on any exchange distribution in accordance with the rules of the applicable exchange, in The Nasdaq Stock Market, the Nasdaq SmallCap Market or in the Over-the-Counter market;

•       privately negotiated transactions;

•       through the writing of options on (whether the options are listed on an options exchange or otherwise), or settlement of short sales of, the shares;

•       broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•       a combination of two or more of these methods; and

•       any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares in transactions exempt from the registration requirements of the Section 5 of the Securities Act, including under Rule 144 under the Securities Act, if available, rather than under this Prospectus.

Any of these transactions may be effected at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Stockholders or by agreement among or between the Selling Stockholders and the underwriters, brokers, dealers, agents or purchasers.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them. If they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell their shares from time to time under this Prospectus, or under a supplement to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee or secured party as Selling Stockholders under this Prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker(s)-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker(s)-dealer(s), where applicable, (v) that such broker(s)-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, and (vi) other facts material to the transaction. If a Selling Stockholder transfers the shares covered by this Prospectus in a transaction exempt from the registration requirements of Section 5 of the Securities Act, including under Rule 144 if available, the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus, and a supplement to this Prospectus will be filed pursuant to Rule 424(b) under the Securities Act to reflect the transferee as the Selling Stockholder.

The Selling Stockholders and any broker(s)-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Capital Ventures International, a Selling Stockholder, and the general partner of LibertyView Funds, LP, another Selling Stockholder, are affiliates of a broker-dealer. Each Selling Stockholder has represented and warranted to the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the shares.

The Company has agreed to pay all fees and expenses incident to the registration of the shares. The Company also has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

MidSouth Capital acted as a placement agent in connection with the private placement of the shares, and it received a fee in the amount of $150,000 in connection with its role as placement agent and is entitled to reimbursement for its reasonable out of pocket expenses.

The Company has informed the Selling Stockholders that the anti-manipulation provisions of Regulation M under the Exchange Act may apply to purchases and sales of shares by the Selling Stockholders, and that there are restrictions on market making activities by persons engaged in the distribution of the shares. The Company has also advised the Selling Stockholders that if a particular offer of shares is to be made on terms constituting a material change from the information described under this Prospectus, then to the extent required, a supplement to this Prospectus must be distributed setting forth the terms and relate information as required.

VALIDITY OF COMMON STOCK

The validity of the common stock offered by this prospectus has been passed upon by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements and schedule of Clarient, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement, in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington DC 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. You also may inspect copies of these materials and other information about us at the Nasdaq National Market, 33 Whitehall Street, New York, New York 10004.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we will file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and prior to the time the selling stockholders stop offering the securities under this prospectus:

•       our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•       our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005, and September 30, 2005 (and any amendments on Form 10-Q/A thereto);

•       a Proxy Statement for Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 29, 2005;

•       a Definitive Information Statement on Schedule 14C filed with the SEC on November 21, 2005;

•       our current reports on Form 8-K, filed on March 17, 2005, April 1, 2005, April 15, 2005, April 25, 2005, June 13, 2005, July 22, 2005, August 4, 2005, August 29, 2005, October 18, 2005, October 21, 2005, October 31, 2005, November 9, 2005, December 14, 2005, December 16, 2005 and January 25, 2006;

•       our current report on Form 8-K/A, filed on December 16, 2005;

•       the description of our Common Stock contained in the Registration Statement on Form 8-A filed on June 27, 1997, pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), including any subsequent amendment or report filed for the purpose of amending such description; and

•       the description of the Stock Purchase Rights to accompany each share of our Common Stock contained in the Registration Statement on Form 8-A filed on March 12, 1999, including any subsequent amendment or report filed for the purpose of amending such description.

Any statement contained in a document which, or a portion of which, is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

We have filed a Registration Statement on Form S-3 with the SEC under the Securities Act that registers the shares offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the Registration Statement. You should read the Registration Statement for further information about us and our common stock.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents. Requests for such copies should be addressed to:

Clarient, Inc.
33171 Paseo Cerveza
San Juan Capistrano, CA 92675
Attention: Chief Financial Officer
Telephone Number: (949) 443-3355

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.                 Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the common stock being registered (all amounts are estimated except the SEC registration fee):

SEC Registration Fee	$2,416.09
Printing Expenses	10,000.00
Legal Fees and Expenses	75,000.00
Accounting Fees and Expenses	4,140.00
Blue Sky Fees and Expenses	1,500.00
Transfer Agent Fees	1,500.00
Miscellaneous Expenses	10,000.00
TOTAL	$104,556.09

Item 15.                 Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporations’ board of directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under some circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article 12 of our certificate of incorporation, as amended, and Article 7 of our bylaws, as amended, provide for maximum extent permitted by Delaware law. In addition, we have entered into indemnification agreements with our officers and directors. Subject to Delaware law, our directors will not be personally liable for monetary damages awarded as a result of a breach of their fiduciary duty owed to Clarient, Inc. and its stockholders. This provision does not eliminate our directors’ fiduciary duty and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law.

Item 16.                 Exhibits

Exhibit No.	Description of Exhibit
4.1	Securities Purchase Agreement, dated November 8, 2005, by and among the Company and the investors named therein. (1)
4.2	Registration Rights Agreement, dated November 8, 2005, by and among the Company and the investors named therein. (1)
4.3	Form of Common Stock Purchase Warrant to be issued pursuant to Securities Purchase Agreement dated November 8, 2005. (1)
5.1	Opinion of Latham & Watkins LLP (*)
23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
23.2	Consent of KPMG LLP, Independent Auditors (+)
24.1	Power of Attorney (included on signature page)(*)

(*)          Previously filed.

(+)  Filed herewith.

(1)          Incorporated by reference to the Company’s current report on Form 8-K, filed November 9, 2005.

Item 17.                 Undertakings.

(a)           The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (the “Registration Statement”):

(i)    To include any prospectus required by Section l0(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”)

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

(b)          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s Annual Report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Juan Capistrano, California on the 31st day of January 2006.

CLARIENT, INC.
By:	/s/ STEPHEN T. D. DIXON
Name:	Stephen T. D. Dixon
Title:	Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on the 31st day of January 2006.

	Signature	Title

	/s/ RONALD A. ANDREWS	President and Chief Executive Officer
	Ronald A. Andrews	(Principal Executive Officer)
	/s/ STEPHEN T. D. DIXON	Executive Vice President and
	Stephen T. D. Dixon	Chief Financial Officer
(Principal Financial and Accounting Officer)
	*	Director
James A. Datin
	*	Director
Michael F. Cola
	*	Director
Irwin Scher, M.D.

	*	Director
Frank P. Slattery, Jr.
	*	Director
Jon R. Wampler
	*	Director
G. Steve Hamm
	*	Director
Steven J. Feder
*By:	/s/ STEPHEN T.D. DIXON
Stephen T.D. Dixon Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Securities Purchase Agreement, dated November 8, 2005, by and among the Company and the investors named therein.(1)
4.2	Registration Rights Agreement, dated November 8, 2005, by and among the Company and the investors named therein.(1)
4.3	Form of Common Stock Purchase Warrant to be issued pursuant to Securities Purchase Agreement dated November 8, 2005.(1)
5.1	Opinion of Latham & Watkins LLP (*)
23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
23.2	Consent of KPMG LLP, an Independent Registered Public Accounting Firm (+)
24.1	Power of Attorney (included on signature page)(*)

(*)          Previously filed.

(+)  Filed herewith.

(1)          Incorporated by reference to the Company’s current report on Form 8-K, filed November 9, 2005.